

SECU[illegible] 02007851 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49150



SEC MAIL
RECEIVED
PROCESSING
MAR 28 2002
SECTION
D.C.
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNJ Capital Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad St. 28th Fl
(No. and Street)

NY (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Hughes, President 212·344·5867
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolfson + Green CPAs
(Name — if individual, state last, first, middle name)

100 Crossways Park D.W. Ste 104 Woodbury, N.Y. 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Danielle Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Capital Securities Corp, as of Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

APRIL WRIGHT
NOTARY PUBLIC STATE OF NEW YORK
NO. 01WR6035749
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ~~JAN. 3RD~~ 3/8/04

April Wright
Notary Public 3/25/02

Signature

President
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNJ CAPITAL SECURITIES CORP.

Financial Statements

December 31, 2001



BNJ CAPITAL SECURITIES CORP.

Table of Contents



Wolfson & Green

Accounting • Tax Planning • Business Consulting

100 Crossways Park Drive West
Suite 104
Woodbury, New York 11797
Tel 516-496-2800
Toll Free: 866-496-1040
Fax 516-496-9282
www.wgcpa.com

Independent Auditors's Report

To the Board of Directors
BNJ CAPITAL SECURITIES, CORP.
30 Broad Street - 28th Floor
New York, NY 10004

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other broker or dealers of BNJ CAPITAL SECURITIES, CORP., as of December 31, 2001, and the related statements of operations and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by mangement, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the puropose of complying with the annual reporting requirements of the National Associates of Securities Dealers, and are not intended to be a presentation in conformity with generally accepted accounting principles.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of BNJ CAPITAL SECURITIES, CORP., as of December 31, 2001, and the results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Wolfson & Green

Wolfson & Green
Woodbury, NY 11797

March 23, 2002

BNJ CAPITAL SECURITIES, CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Assets	
Cash and cash equivalents	$ 9,180
Deposits with clearing broker	469,718
Receivable from clearing broker	74,750
Securities owned	
Marketable, at fair value	186,578
Not readily marketable, at estimated fair value	63,300
Prepaid expenses, deposits, and other assets	38,062
Fixed assets (net of accumulated depreciation)	39,665
Total Assets	$ 881,254

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Payable to clearing broker	$ 327,887
Securities sold not yet purchased, at market value	87,076
Accounts payable	2,554
Commissions payable	6,240
Accrued liabilities	11,271
Total Liabilities	435,028
Shareholders' Equity	
Common stock, $1 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid in capital	1,000,981
Retained earnings	(555,755)
Total Shareholders' Equity	446,226
Total Liabilities & Shareholders' Equity	$ 881,254

See accompanying notes and independent auditor's report.

BNJ CAPITAL SECURITIES, CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Commissions	$	94,283
Trading		690,207
Interest		11,471
Service income		2,000
Private sales		12,000
Total Revenues		809,961
Expenses		
Compensation and benefits		477,970
Clearance fees		110,221
Communications and data processing		93,664
Interest		1,049
Occupancy		72,975
Other expenses		215,259
Total Expenses		971,137
Income (Loss) Before Income Taxes		(161,177)
Provision For Income Taxes		2,371
Net Income (Loss)	$	(163,547)

See accompanying notes and independent auditor's report.

BNJ CAPITAL SECURITIES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK AT PAR	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Opening Balance, Jan. 1, 2001	$ 1,000	$ 875,450	$ (392,208)	$ 484,242
Capital contributions from owner		100,530	0	100,530
Net Income			(163,547)	(163,547)
Ending Balance, Dec. 31, 2001	$ 1,000	$ 1,000,981	$ (555,755)	$ 446,225

See accompanying notes and independent auditor's report.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Opening balance, January 1, 2001	$	0
Increases during the year		0
Decreases during the year		0
Ending balance, December 31, 2001	$	0

See accompanying notes and independent auditor's report.

BNJ CAPITAL SECURITIES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net income (loss)	$ (163,547)
Adjustments to reconcile net income (loss) to net cash provided:	
Depreciation	16,956
Amortization	7,488
Changes in assets and liabilities:	
Deposits with clearing brokers	(112,445)
Receivable from clearing broker	(62,492)
Marketable securities owned, at market value	84,270
Prepaid expense and deposit	(7,781)
Payable to clearing broker	70,324
Securities sold not yet purchased, at market value	78,995
Accounts payable	(24,237)
Accrued liabilities	(751)
Deferred revenues	(10,000)
Deferred lease inducements	(1,708)
Net cash provided (used) by operating activities	(124,929)
Cash Flows From Investing Activities	
Cash Flows From Financing Activities	
Contributed capital	125,531
Net Cash from financing activities	125,531
Net increase (decrease) in cash	602
Cash and cash equivalents at beginning of year	8,578
Cash and cash equivalents at end of year	$ 9,180

See accompanying notes and independent auditor's report.

Note 1 - Organization and Nature of Operations

BNJ Capital Securities Corp. ("BNJ" or the "Company") was incorporated July 1, 1996 in the state of Texas. The original name of the Company was Birchman Financial Group, Inc. On August 12, 1996, the Company name was changed to Southland Securities Corp. On April 7, 2000, Southland Securities Corporation was merged into Level Jump Trading, Inc. On November 3, 2000, the Company changed its name to BNJ Capital Securities Corp.

The Company was a wholly owned subsidiary of Level Jump Financial, Inc. ("Parent") through October 3, 2001. On that date, the Parent entered into a stock purchase agreement with an employee of the Company. See Note 12 – Change of ownership.

The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates as a broker-dealer, market maker, and investment banker/investment advisor. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of the Company only. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions, investment banking, investment advisory, and venture capital services.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they hade settled. Profit or loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

Securities

Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after trade date with related revenues and expenses recorded on a trade basis. The Company's securities transactions are recorded on a trade date basis. Marketable securities are recorded at market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes

The Company's taxable income and deductions are included in consolidated income tax returns with the Parent through the effective date of the transaction to sell 100% of the shares of the Company (see Note 11). Subsequent to that date, the Company will file an un-consolidated tax return. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". There are no temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is provided for at rates intended to write off the assets over the estimated useful lives. Computer equipment and furniture and fixtures are amortized on a straight-line basis ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Investment Banking

Investment banking revenues are fees earned for financial advisory services and are recorded over the term of the advisory contracts at the fair value of consideration received. Consideration received prior to completion of the advisory contracts is recorded as deferred revenue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Owned/Securities Sold Not Yet Purchased

All securities owned/securities sold not yet purchased consist of NASDAQ and over the counter stocks.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash and cash equivalents to include cash and all highly liquid financial instruments with purchased maturities of 90 days or less that are not held for sale in the ordinary course of business.

Note 3 – Receivable from and Payable To Clearing Broker

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Deposit for securities borrowed/loaned	$ 469,718	$ 0
Proceeds from short sales	74,750	0
Payable to clearing broker	0	327,887
Total	$ 544,468	$ 327,887

Receivable and payable from/to clearing broker are from trading activity and are collateralized by marketable securities. Interest is at a fluctuating rate.

Note 4 – Securities Owned and Sold, Not Yet Purchases

Marketable Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 186,578	$ 87,076

Securities not readily marketable include investment securities *(a)* for which there is no market on a securities exchange or no independent publicly quoted market, *(b)* that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or *(c)* that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

At December 31, the Company owned not readily marketable equity securities in the amount of $63,300, which approximates fair value.

Note 5 – Fixed Assets

Fixed assets consisted of the following as of December 31, 2001:

Leasehold improvements	$ 30,974
Computer and office equipment	45,477
Furniture and fixtures	8,986
	85,437
Less: accumulated depreciation	45,772
Net book value	$ 39,665

Depreciation and amortization expense amounted to $24,444 for the year ended December 31, 2001.

Note 6 – Income Taxes

The Company and its parent corporation incurred losses for tax purposes in amounts that are un-determinable as of the dates of these financial statements. Had the net operating loss amounts been determinable, the Company would have taken a valuation allowance for deferred taxes arising from operating losses.

Note 7 – Shareholders' Equity

At December 31, 2000, the Company had 1,000,000 authorized common shares, $1 par value of which 1,000 were issued and outstanding.

Note 8 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934, as amended. The basic concept of the rule is to require the broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its net capital as those terms are defined.

On December 31, 2000, the Company's aggregate indebtedness and net capital were $56,761 and $265,648, respectively, a ratio of 0.21 to 1.00. On December 31, 1999, the Company's aggregate indebtedness and net capital were $1,628,001 a ratio of 6.089 to 1.00.

Note 9 – Financial Instruments

Fair Value

The carrying value of monetary assets and liabilities approximates fair value.

Concentration of Risk

The Company's deposits, trading securities, customers' securities, funds and accounts are processed and carried by Penson Financial Services, a clearing broker-dealer.

Note 10 – Commitments and Contingencies

Operating Lease – Office Space

In 1999, the Company signed a lease for office space in New York, New York. The lease is for a period of four years and three months with an option to renew for a five-year period. Minimum annual lease commitments for office space with a remaining term of one year or more at December 31, 2001 are as follows:

Years Ended December 31,	
2002	$ 55,936
2003	57,614
2004	4,945
	$118,495

Operating Lease – Computer Equipment

The Company leases computer equipment under an operating lease, which runs through 2002. The future minimum lease payments under the terms of the contract amount to approximately $14,000.

Litigation and Administrative Claims

In previous years and under various owners, the Company has been a party to several complaints and administrative proceedings in the normal course of operations. As of the date of these financial statements, the Company's management believes that all claims, threatened litigation, and administrative proceedings in which the Company is a party, or potential party, have been settled or will be settled in amounts that not material to the financial position and results of operations of the Company.

Management is not currently aware of any claims, legal or administrative proceedings or threatened litigation that, individually or in the aggregate, would cause a material adverse effect on the Company's financial position or results of operations and would require disclosure.

Note 11 – Change of Ownership

On October 3, 2001, the Parent entered into an agreement with an employee ("buyer") of the Company to sell 100% of the outstanding shares of the Company. The employee holds the appropriate licenses to own a broker-dealer and has been in control of the Company's operations and accounting since prior to February 1, 2001.

The contract calls for the buyer to make application with the NASD for transfer of the broker-dealer license. As of the date of these financial statements, the NASD has not yet issued final approval of the transaction. As a result, certain other representations and warranties agreed to by the parties are still outstanding. The accompanying financial statements have been prepared under the assumption that the necessary regulatory approval of the transfer of the broker-dealer license will be completed in the near future.



Wolfson & Green

100 Crossways Park Drive West
Suite 104
Woodbury, New York 11797
Tel 516-496-2800
Toll Free: 866-496-1040
Fax 516-496-9282
www.wgcpa.com

Accounting • Tax Planning • Business Consulting

Independent Auditors' Report on Supplementary Information

To the Board of Directors
BNJ CAPITAL SECURITIES, CORP.
30 Broad Street - 28th Floor
New York, NY 10004

We have audited the accompanying financial statements of BNJ CAPITAL SECURITIES, CORP. as of and for the year ended December 31, 2001, and have issued our report thereon dated March 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolfson & Green

Wolfson & Green
Woodbury, NY 11797

March 23, 2002

BNJ CAPITAL SECURITIES CORP
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Computation of Basic Net Capital Requirement:

Total assets	$ 881,254
Total liabilities	435,028
Net worth as per accompanying financial statements	446,226
Add: subordinated notes	0
Adjusted net worth	446,226
Less: non-allowable assets	(141,027)
Current net capital	305,199
Less: Haircuts	(34,051)
Undue concentration	(3,654)
Net Capital	267,494
Required capital	187,000
Excess Net Capital	$ 80,494
Aggregate indebtedness	$ 17,511
Aggregate indebtedness to Net Capital	6.5%

SCHEDULE II

RECONCILIATION OF NET CAPTIAL UNDER RULE 17A-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION

Net Capital per December 31, 2001 Focus IIA Report	$ 265,648
Audit Adjustments:	
Adjustments to commissions expenses, and depreciation	1,846
Net adjustments	1,846
Net Capital per Schedule I	$ 267,494



Wolfson & Green

Suite 104
Woodbury, New York 11797
Tel 516-496-2800
Toll Free: 866-496-1040
Fax 516-496-9282
www.wgcpa.com

Accounting • Tax Planning • Business Consulting

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors

BNJ CAPITAL SECURITIES, CORP.

In planning and performing our audit of the consolidated financial statements of BNJ CAPITAL SECURITIES, CORP. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Wolfson & Green

Wolfson & Green
Woodbury, NY 11797

March 23, 2002